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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1
                                     to
                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                              AMENDMENT NO. 2
                                     to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                                DEPUY, INC.
                         (Name of Subject Company)

                           LIB ACQUISITION CORP.
                             JOHNSON & JOHNSON
                                 (Bidders)

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                249726 10 0
                   (CUSIP Number of Class of Securities)

                           James R. Hilton, Esq.
                           LIB Acquisition Corp.
                           c/o Johnson & Johnson
                        One Johnson & Johnson Plaza
                      New Brunswick, New Jersey 08933
                               (732) 524-2450
          (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of the Bidders)

                                 Copies to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

                               August 4, 1998
      (Date of Event Which Requires Filing Statement on Schedule 13D)



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



          This statement amends and supplements the Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 27, 1998 (the "Schedule 14D-1 & Schedule 13D/A") by Johnson & Johnson, a New Jersey corporation ("Parent"), and LIB Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), in connection with the offer to purchase all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of DePuy, Inc., a Delaware corporation (the "Company"), at $35 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 & Schedule 13D/A.

Item 10.  Additional Information.

          Items 10(b) and 10(c) of the Schedule 14D-1 & Schedule 13D/A are hereby amended and supplemented by adding the following language thereto:

          On August 4, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented by adding the following:

          (a)(9)  Text of Press Release dated August 4, 1998, issued by
                  Parent.



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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 1998


                                   LIB ACQUISITION CORP.


                                   By: /s/ James R. Hilton
                                      ------------------------------
                                      Name:   James R. Hilton
                                      Title:  Vice President


                                   JOHNSON & JOHNSON


                                   By: /s/ Roger S. Fine
                                      ------------------------------
                                      Name:   Roger S. Fine
                                      Title:  Vice President


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                               EXHIBIT INDEX


Exhibit
Number                  Exhibit Name                             Page No.

*(a)(1)      Offer to Purchase.
*(a)(2)      Letter of Transmittal.
*(a)(3)      Notice Of Guaranteed Delivery.
*(a)(4)      Letter to Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
*(a)(5)      Letter to Clients for use by Brokers,
             Dealers, Commercial Banks, Trust Companies
             and Other Nominees.
*(a)(6)      Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form
             W-9.
*(a)(7)      Form of Summary Advertisement dated July 27,
             1998.
*(a)(8)      Text of Joint Press Release dated July 21,
             1998, issued by the Company, Parent and
             Roche Holding Ltd.
 (a)(9)      Text of Press Release dated August 4, 1998,
             issued by Parent.
 (b)         None.
*(c)(1)      Agreement and Plan of Merger dated as of
             July 21, 1998, among Parent, the Purchaser and
             the Company.
*(c)(2)      Stockholder Agreement dated as of July 21, 1998,
             among Parent, the Purchaser and certain stockholders
             of the Company.
(d)          None.
(e)          Not applicable.
(f)          None.
--------------------
*Previously filed.

                                                             EXHIBIT (a)(9)



FOR IMMEDIATE RELEASE

                                                          Johnson & Johnson
                                                    New Brunswick, NJ 08933
Contact:  Jeffrey J. Leebaw - Media Relations
          732-524-3350

          David R. Sheffield - Investor Relations
          732-524-6491

                           FOR IMMEDIATE RELEASE


                        Johnson & Johnson Announces
                     Hart-Scott-Rodino Antitrust Filing
                          In Offer for DePuy, Inc.


          New Brunswick, NJ (Aug. 4, 1998)-Johnson & Johnson (NYSE: JNJ) announced that today it filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act"), with respect to its tender offer for all outstanding shares of common stock of DePuy, Inc. (NYSE: DPU).

          The waiting period will expire at 11:59 p.m., New York City time, on Aug. 19, 1998, unless early termination of the waiting period is granted or unless the waiting period is extended because federal antitrust regulators request additional information. In addition to expiration or termination of the HSR Act waiting period, the tender offer is subject to, among other conditions, clearance under the European Union merger control regulation.

          On July 27, Johnson & Johnson began the cash tender offer for all outstanding shares of DePuy, Inc. for $35.00 per share.



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